Exhibit 99.140

mCloud Announces Closing of US$2.798 Million Convertible Debenture

• Closed US$2.798 million convertible debenture with significant participation from existing US shareholders

• Contracts totalling over US$5 million recently awarded in first week of December 2020

VANCOUVER, BC, Dec. 7, 2020 /CNW/ - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it has closed the first tranche of its private placement offering of convertible unsecured subordinated debentures (the "Debentures") at a price of US$100 per Debenture for gross proceeds of US$2.798 million. At its discretion, the Company expects to complete one or more additional tranches of the offering of Debentures, which together with the first tranche, is referred to herein as the "Offering."

The Company is also pleased to announce today it has been awarded new customer contracts in the first week of December within the Company's strategic growth geographies of North America, Asia Pacific and the European Union. These contracts are comprised of AssetCare™n solutions for wind, communications, and oil and gas.

The total contract value for these awards is expected to exceed US$5 million, with contract formalities to be completed this month. The awards include digital blade inspection and wind analytics for a key European renewable energy operator, new connected solutions for oil and gas customers in North America and Southeast Asia, and an engagement with a major communication technology provider in Asia Pacific.

As originally announced on October 13, 2020, the Company established terms to pull forward capital from multi-year AssetCare contracts in partnership with a strategic supplier of IoT edge devices and customers who elect to pay a greater proportion of their AssetCare subscriptions upfront. The Company continues to see benefits from this and expects to employ this structure with more AssetCare contracts in this manner going forward.

"These awards from new notable enterprise customers highlight our relentless growth and progress in onboarding new customers via AssetCare and SaaS-based subscriptions," said Russ McMeekin, mCloud President and CEO. "These customers add to our existing backlog of assets and workers to be connected in 2021, enhancing our already established foundation for growth next year."

"We have a clear pathway to achieving our goal of connecting 70,000 assets and crossing the point at which our AssetCare Over Time revenues will sustain our direct expenses on an ongoing basis," McMeekin added.

About the Debentures

The Debentures will bear interest from each applicable issuance date at 8% per annum, calculated and paid quarterly on the last day of December, March, June, and September of each year. Interest will be paid in common shares of the Company ("Common Shares") or cash at the election of the Company. The first interest payment will be made on March 31, 2021 and will consist of interest accrued from and including the closing of each tranche of the Offering (each a "Closing Date") to December 31, 2020. The Debentures will mature on the date that is 36 months following the Closing Date (the "Maturity Date").

The principal amount of the Debentures issued under the first tranche of the Offering will be convertible into Common Shares (each, a "Debenture Share") at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The conversion price per Debenture Share is 110% of the lower of i) the volume weighted average trading price of the Common Shares on the TSX Venture Exchange for the five trading days preceding the Closing Date and ii) the closing price of the Common Shares on the TSX Venture Exchange on the day prior to the Closing Date, subject to adjustment in certain events (the "Conversion Price"). The Conversion Price of the Debentures issued under the first tranche of the Offering is US$1.48 per Debenture Share.

The principal amount of Debentures outstanding will be repayable in Common Shares or cash at the election of the Company on the Maturity Date.

The net proceeds from the Offering will be used for working capital purposes. All securities issued under the Offering will be subject to a statutory four-month hold. However, the Company has covenanted to use its commercially reasonable efforts to, within 60 days of the final closing of the Offering, file a prospectus supplement to the Company's existing base shelf prospectus for the purpose of qualifying the issuance of the Debenture Shares issuable upon conversion of the Debentures. The Offering is subject to the final approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities issued under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Offering, the closing of additional tranches under the Offering, final approval of the TSX Venture Exchange for the Offering, the filing of a prospectus supplement in connection with the Offering, expected revenues and growth in AssetCare connections, the capitalization of certain contracts and the Company meeting its goal of 70,000 connected and the financial implications of reaching such goal.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2020/07/c4091.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420- 1781

CO: mCloud Technologies Corp.
CNW 07:00e 07-DEC-20